Queenstake Resources Ltd.

Interim Consolidated Financial Statements

For the three months ended March 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Financial Statements for the Three Months ended March 31, 2003

Reference is made to the unaudited Consolidated Financial Statements of Queenstake Resources Ltd. ("Queenstake" or the "Company") for the three months ended March 31, 2003 upon which the following discussion is based.

RESULTS OF OPERATIONS

Three months ended March 31, 2003 compared with the three months ended March 31, 2002

The Company earned $226,470 (U.S.$150,000) as operator of the Magistral Joint Venture in the first quarter of 2003 as it did in the first quarter of 2002.  Interest income for the three months ended March 31, 2003 in the amount of $84,033 related to accrued interest on the Company’s loan to the Magistral Joint Venture.  Interest at this time last year was negligible. General and administration expenses increased to $389,806 from $317,120 for the same period last year primarily an overall increase of 23% a reflection of increased corporate and corporate development activities.  At this time last year the Company, as operator of the Magistral Joint Venture, was concentrated on construction of the Magistral mine.    Corporate development was $423,230 compared to $837 this time last year a reflection of the Company’s entire focus in the first quarter 2003 of the first attempt to acquire the Jerritt Canyon mine in Nevada begun on February 27, 2003 and terminated on April 7, 2003.  Additional costs from this failed attempt will be recognized in the second quarter.  On May 20, 2003 (QRL – News Release 2003-9) the Company announced it had signed a letter of intent to acquire the Jerritt Canyon Mine and its intended methods of financing that acquisition.  The Company’s technical due diligence was complete in its first attempt and need only be updated to the current quarter.  As a cost of financing the acquisition, the Company will be responsible for the cost of the equity and debt financers due diligence and document preparation.

A foreign exchange loss of $190,822 was a significant amount for the first time because of the Company’s U.S. dollar denominated receivables and loans to the Magistral Joint Venture and the loss in value of the U.S. dollar against the Canadian dollar in the period.

Three months ended March 31, 2002 compared with the three months ended March 31, 2001

The Company earned $239,115 (U.S.$150,000) as operator of the Magistral Joint Venture in the first quarter of 2002.  Interest income for the three months ended March 31, 2002 was negligible compared to $16,982 for the same period last year. General and administration expenses increased to $317,120 from $167,056 for the same period last year primarily because the Company is no longer capitalizing a portion of the salaries of two of its executives to the Magistral project.  In addition the Company has hired a Controller and secretary both working from the Denver office to assist in the Company’s growth.  Corporate development was $837 compared to $26,064 this time last year a reflection of the Company’s entire focus in the first quarter 2002 of beginning construction at the Magistral project. It is expected that this category of costs will increase in the second quarter as the focus shifts to reviewing potential acquisitions of near term cash flow producing assets as construction at Magistral is well in hand.  Interest expense of $4,845 to the period of January 15, 2002 compares to $48,269 for the period of January 1 to March 31, 2001 were in both cases settled by the issuance of shares of the Company and were non-cash charges to the loss.  Current exploration expense in the quarter was nil compared to $19,356 expensed last year at this time on examining the assets in Burkina Faso prior to abandoning all but the interest in the Taparko project.  The most significant item on the statement of loss is the non-cash expense of $679,634 relating to the early conversion of a note that would have matured in September 2003.  The charge is calculated in accordance with the pronouncement of the CICA, EIC-96, Accounting for the Early Extinguishment of Convertible Securities Through Induced Early Conversion. The charge to earnings in the amount of $1,304 was calculated in accordance with the new requirements of CICA of accounting for stock-based compensation expense.  Under this method, compensation expense on stock options granted to consultants is recorded as an expense in the period the options are vested. Stock options granted to consultants are accounted for using the fair value method.  Stock options granted to employees and directors are reported on a pro-forma basis and are not included in the current loss.

LIQUIDITY AND CAPITAL RESOURCES

Historically, Queenstake's capital needs have been met through sales of equity securities.

In the first quarter of 2003 the Company accrued $226,470 (U.S.$150,000) of management fees for operating the Magistral Joint Venture.  On January 16, 2003 and January 31, 2003 pursuant to a non-brokered private placement financing announced December 20, 2002 the Company issued a total of 6,589,667 common shares and 6,589,667 common share purchase warrants for gross proceeds of $1,581,520.  The first tranche of 5,060,000 common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.30 at any time until January 15, 2004 and the second tranche of 1,529,667 common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.30 at any time until January 30, 2004.  The Company paid a total cash finders’ fee of $126,522 and issued 506,000 finders’ share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 15, 2004 and 152,967 finders’ share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 30, 2004. On February 14, 2003 the Company issued 1,194,531 shares of the Company to satisfy the January 30, 2003 trigger of the Magistral Joint Venture owed U.S.$250,000 Gold Note.  On March 21, 2003 the Company issued 30,000 shares pursuant to the exercise of stock options at an exercise price of $0.11.

Queenstake expects to receive operator fees from revenue from production at Magistral during the next twelve months; however, if production is delayed or is not profitable, then there may be delays in receiving this anticipated income.  Queenstake has a total accrued receivable from the Magistral Joint Venture at March 31, 2003 in the amount of $ $2,493,579 (U.S.$1,698,854).  Queenstake is subject to various risks and uncertainties, most of which are inherent to conducting mineral exploration and development activities. Foreign investments are subject to taxation as imposed at various levels within each country, capital investments and repatriation limitations, and the effects of changes in foreign currency rates. Environmental laws imposed presently or in the future may also result in additional costs of conducting mineral exploration or mining activities. Queenstake's Magistral project is its only mineral property with economically recoverable gold reserves.  Its residual interests in its Peru Properties, through its shareholding in Monterrico Metals PLC, are in the exploration stage and it has not yet been determined whether the properties contain ore reserves that are economically recoverable or whether Monterrico will be successful in raising the funds to continue exploration.  Finally, amounts recorded by Queenstake as long-term investments are dependent upon future profitable operations of the underlying mineral properties.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of its Magistral project attaining profitable production, the price of gold and the ability of the Company to successfully acquire and finance another mineral acquisition.

Three months ended March 31, 2003 compared with the three months ended March 31, 2002

The Company used a total of $808,363 cash in the three month period ending March 31, 2003, net of accrued revenues of $310,503:  $693,355 to fund operations, $109,021 to fund non-cash working capital and $5,987 to purchase office furniture and equipment. The Company issued a total of 7,814,198 shares in the three month period of which $1,372,167 was for cash and $382,250 for deemed proceeds to be recovered from the Magistral Joint Venture in the future.  Queenstake’s cash balance at March 31, 2003 was $741,496 and represents unrestricted corporate cash.  As previously stated these financial statements do not include the accounts of the Magistral Joint Venture. The cash balance, combined with its management fee income, would be sufficient to fund more than the next 12 months of planned operations of the Company with any increase in corporate activity or acquisitions to be funded by additional and associated external debt or equity financing.   However, if profitable operations at the Magistral Joint Venture are not attained, and the management fees not received, the Company may need to raise additional equity financing.  There can be no assurance that such financing will continue to be available to Queenstake on favorable terms or at all

Three months ended March 31, 2002 compared with the three months ended March 31, 2001

The Company used a total of $124,729 cash in the three month period ending March 31, 2002, net of revenues of $239,467:  $98,543 to fund operations, $4,364 the cash costs to issue shares to settle liabilities and $21,822 to upgrade the Denver office computer equipment for its four personnel.  The Company issued a total of 10,211,660 shares to the holder of the convertible secured note in full settlement of that note and accrued interest to settlement date.  The face value of the note was $968,783 and would have matured on September 15, 2003.  Queenstake’s cash balance at March 31, 2002 was $239,115 and represents unrestricted corporate cash.

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(In Canadian Dollars)

 (unaudited – Prepared by Management)

As at	March 31, 2003	December 31, 2002
ASSETS
Current assets
Cash and short-term investments	$741,496	$177,692
Accounts receivable-Magistral Joint Venture	805,227	540,821
Accounts receivable-Other	95,233	93,203
Loan to Magistral Joint Venture	1,688,352	1,816,951
	3,330,308	2,628,667
Long-term investments (Note 3)	4,787,958	4,405,708
Other capital assets, less accumulated depreciation (Note 5)	60,642	56,108
	$8,178,908	$7,090,483
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$134,414	$105,595
	134,414	105,595

Non controlling interest (Note 2)	608,956	615,061
	743,370	720,656
SHAREHOLDERS’ EQUITY
Share capital (Note 7) Authorized: unlimited common shares without par value
Issued: 75,798,243 (2002 – 67,984,045 shares)	57,168,672	55,414,258
Contributed surplus	227,232	227,232
Stock option compensation (Note 7)	4,282	4,282
Deficit	(49,964,648)	(49,275,945)
	7,435,538	6,369,827
	$8,178,908	$7,090,483

Approved by the Board of Directors

/s/ James Mancuso

/s/ Christopher Davie

J. Mancuso

C. Davie

Director

Director

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(In Canadian Dollars)

 (unaudited – Prepared by Management)

For the three months ended	March 31, 2003	March 31, 2002
Revenue
Management fees	$226,470	$239,115
Interest and other income	84,033	352
	310,503	239,467
Costs and expenses
General and administrative	389,806	317,120
Corporate development	423,230	837
Depreciation	1,453	2,517
Interest	-	4,845
	814,489	325,319
Loss before the undernoted	(503,986)	(85,852)
Other (income) expense
Loss (gain) on foreign exchange	190,822	(2,181)
Non-cash loss on early conversion of note	-	679,634
Non-cash stock compensation	-	1,304
Loss on sale of equipment	-	-
Loss before non-controlling interest	(694,808)	678,757
Non-controlling interest	6,105	-
Net loss	$(688,703)	$(764,609)
Net loss per share	$(0.01)	$(0.01)
Weighted average number of shares outstanding	75,171,311	56,519,511
Deficit, beginning of period	$(49,275,945)	$(47,562,106)
Net loss	(688,703)	(764,609)
Accretion of liability component of convertible secured note	-	(138,450)
Deficit, end of period	$(49,964,648)	$(48,465,165)

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

 (unaudited – Prepared by Management)

For the three months ended	March 31, 2003	March 31, 2002
CASH FLOWS FROM (USED IN): OPERATING ACTIVITIES
Net loss	$(688,703)	$(764,609)
Items not involving cash
Loss on early conversion of note	-	679,634
Stock based compensation expense	-	1,304
Interest expense	-	4,845
Depreciation	1,453	2,517
Non-controlling interest	(6,105)	-
	(693,355)	(76,309)
Net changes in non-cash working capital items: Accounts receivable Accounts payable and accrued liabilities	(137,839) 28,818	(26,731) 4,497
Cash used for operating activities	(802,376)	(98,543)
FINANCING ACTIVITIES
Shares issued for cash	1,372,167	-
Cost to issue shares on conversion of note	-	(4,364)
Cash from financing activities	1,372,167	(4,364)
INVESTING ACTIVITIES
Expenditures on resource properties and equipment	(5,987)	(21,822)
	(5,987)	(21,822)
Increase (decrease) in cash	563,804	(124,729)
Cash, beginning of period	177,692	354,795
Cash, end of period	$741,496	$230,066

SUPPLEMENTAL DISCLOSURE

On February 14, 2003 the Company issued 1,194,531 shares of the Company at a deemed value of C$382,250,  to satisfy the January 30, 2003 trigger of the Magistral Joint Venture owed U.S.$250,000 Gold Note.

QUEENSTAKE RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2003 (in Canadian Dollars)

 (unaudited – Prepared by Management)

1.

Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

2.

Non-controlling Interest

	March 31, 2003	December 31, 2002
Balance – Beginning of period	$ 615,061	$591,575
Non-controlling interest in income of Pangea	(6,105)	23,486
Balance – End of period	$ 608,956	$615,061

3.

Amounts due from the Magistral Joint Venture

	March 31, 2003 Canadian $	March 31, 2003 US $	December 31, 2002 Canadian $	December 31, 2002 US $
(a) Accounts Receivable
Accrued interest on loan	199,427	135,868	128,281	81,211
Other recoverable expenses	92,070	62,726	96,620	61,167
Management fee receivable	513,730	350,000	315,920	200,000
	805,227	548,594	540,821	342,378
(b) Loan Receivable	1,688,352	1,150,260	1,816,951	1,150,260

Amounts due from the Magistral Joint Venture include interest accrued on a US$1,150,260 loan receivable, management fees at the rate of U.S.$50,000 per month and other recoverable travel and other expenses.

Pursuant to the terms of the Magistral Joint Venture, the Company received a cash call, which is treated as a loan, in the amount of U.S.$1,150,260 during the year ended December 31, 2002.  Midwest Mining Inc. also contributed its full cash call in the amount of U.S.$1,150,000 as a loan. The loans bear interest at 18% per annum and are repayable, pari passu, from the cash flow of the joint venture before any other distributions, loan repayments or repayments of capital to the joint venture participants. The loans are secured by a first charge over all assets of the joint venture.

The Canadian dollar to U.S. dollar exchange rate at March 31, 2003 was 1.4678 compared to 1.5796 at December 31, 2002.  The Company recorded  an unrealized foreign exchange loss of $166,877 against the December 31, 2002 receivable as part of the first quarter 2003 foreign exchange loss.

4.

Long-term Investments

	March 31, 2003		December 31, 2002
(a) Magistral Joint Venture, Mexico	$ 4,757,958	$	$ 4,375,708
(b) Monterrico Metals PLC, Peru	30,000		30,000
	$ 4,787,958	$	$ 4,405,708

On January 30, 2003, the second U.S.$250,000 tranche of an amount owed by the Magistral Joint Venture (the “MJV”) to Campbell Resources Inc. was triggered and the Company elected to satisfy the MJV obligation by the issuance of 1,194,531 shares of the Company to Campbell on behalf of the MJV. The Company expects to recover the deemed value of the shares C$382,250 (U.S.$250,000), together with the 2002 settlement of  $234,840 (U.S.$150,000) from the MJV after Midwest Mining Inc. is repaid its preferred U.S.$6,625,000 by the MJV.

5.

Other Capital Assets

	March 31, 2003			December 31, 2002
	Cost	Accumulated depreciation	Net book value	Net book value

Mining equipment	$61,451	$50,781	$10,670	$10,670
Office equipment	125,086	75,114	49,972	45,438
	$186,537	$125,895	$60,642	$56,108

6.

Share Capital

Authorized:

Unlimited common shares

(a)

During the three months ended March 31, 2003 changes in share capital were as follows:

	Shares	Amount
Balance, December 31, 2002	67,984,045	$ 55,414,258
Issued during the period (net of issue costs)
For cash	6,589,667	1,369,164
For cash on exercise of incentive stock options	30,000	3,000
Shares issued to Campbell Resources Inc.	1,194,531	382,250
	7,814,198	1,754,414
Balance, March 31, 2003	75,798,243	$ 57,168,672

On January 16, 2003 and January 31, 2003 pursuant to a non-brokered private placement financing announced December 20, 2002 the Company issued a total of 6,589,667 common shares and 6,589,667 common share purchase warrants for gross proceeds of $1,581,520.  The first tranche of 5,060,000 common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.30 at any time until January 15, 2004 and the second tranche of 1,529,667 common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.30 at any time until January 30, 2004.  The Company paid a total cash finders’ fee of $126,522 and issued 506,000 finders’ share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 15, 2004 and 152,967 finders’ share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 30, 2004.

On February 14, 2003 the Company issued 1,194,531 shares of the Company to satisfy the January 30, 2003 trigger of the Magistral Joint Venture owed U.S.$250,000 Gold Note.  See Note 4.

On March 21, 2003 the Company issued 30,000 shares pursuant to the exercise of stock options at an exercise price of $0.11.

(b)

At March 31, 2003 the Company had two stock option plans, the 1995 Plan and the Santa Cruz Plan.  The Santa Cruz Plan will remain in place until all existing options are exercised, expire or are cancelled. The Company’s 1995 Plan is the only active incentive stock option plan.  It was established on May 17, 1995, and amended most recently on May 30, 2002.  A maximum of 5,800,000 five-year options may be granted under the 1995 Plan at market value on the day before granting.  One half of any options granted are exercisable immediately and the remainder one year later.   At March 31, 2003, there were 4,797,350 options granted.

Options outstanding at March 31, 2003 are exercisable in the following amounts and exercise prices:

Number of Shares	Exercise Price	Expiry Dates
2,615,000	$0.315	June 3, 2007
100,000	$0.215	November 3, 2007
25,000	$0.26	December 9, 2007
100,000	$0.19	August 2, 2007
650,000	$0.09	December 18, 2006
410,000	$0.155	June 16, 2005
680,000	$0.25	September 17, 2004
51,750	$0.97	January 31, 2004
46,575	$2.61	September 25, 2005
119,025	$3.86	September 25, 2005
4,797,350

Option activity for the period is as follows:

	March 31, 2003		December 31, 2002
	Shares	Weighted Average Exercise Price $	Shares	Weighted Average Exercise Price $
Balance, beginning of period	5,120,162	0.41	2,603,674	0.89
Granted	-	-	2,970,000	0.31
Exercised	(30,000)	(.11)	(50,000)	(0.10)
Expired	(292,812)	(1.18)	(403,512)	(2.77)
Balance, end of period	4,797,350	0.38	5,120,162	0.41

7.

General and administrative expenses

For the three months ended March 31,	2003	2002
Consulting fees and salaries	$208,241	$184,771
Office and administration	65,332	48,037
Professional fees	9,944	11,764
Shareholder information and transfer agent	38,556	56,110
Travel and conference attendance	67,733	16,438
	$389,806	$317,120

8.

Segmented information

The Company considers its business to consist of one operating segment and one geographic segment being Mexico.

9.

Subsequent event

On May 30, 2003 the Company signed an asset sale and purchase agreement with subsidiaries of AngloGold Limited and Meridian Gold, Inc. to acquire their respective 70% and 30% interests in the Jerritt Canyon mine, located in the Independence Mountain Range of Nevada and just north of the Carlin Trend.  Jerritt Canyon has historically produced between 300,000 and 350,000 ounces of gold annually from Carlin-style mineralization.

Six weeks ago, on April 8, Queenstake announced that its earlier planned acquisition of the mine had ended due to changes in market conditions, namely a significant drop in the gold price since negotiations commenced and the uncertainties created by the onset of war in Iraq.  All parties have signed a mutual release from the February 27, 2003 purchase agreement.  Queenstake has exclusivity to negotiate a new definitive purchase agreement, subject to regulatory and any required shareholder approval, to acquire the Jerritt Canyon mine with closing expected to take place by June 25, 2003.

Queenstake’s cost to acquire

*

US$250,000 cash paid on May 20, 2003.

*

US$1.25 million cash to sellers on closing.

*

32 million common shares of Queenstake to the sellers on closing.

*

Quarterly cash payments of US$1 million totaling US$6 million, to begin at the earlier of full repayment of the senior project debt or June 30, 2005.

*

A Net Smelter Return royalty payable to the sellers, to begin the earlier of full repayment of the senior debt financing or June 30, 2005, based on a sliding scale ranging from 2% to 4% at gold prices above $320 an ounce. The royalty is capped at US$4 million at which point it converts into a 1% Net Profits Interest payable only to AngloGold.

*

US$31.75 million premium to acquire a closure and reclamation insurance policy underwritten by AIG Environmental.  This policy is to fund the replacement of existing surety bonds and the pre-existing closure and reclamation costs.  The policy also includes a US$1.5 million performance bond in favour of the sellers.

Intended financing for acquisition

*

A US$20 to $25 million secured, senior debt financing with a two-year term.

*

A US$15 to $20 million brokered equity financing.

A financial institution has delivered a summary of principal terms and conditions under which it is prepared to enter into a secured senior debt financing with Queenstake.  The debt financing is subject to due diligence and equity financing of at least US$15 million.  The lender will require a floor price of not less than $330 an ounce of gold be in place as part of the conditions of providing the debt financing.  Queenstake will likely provide this price protection by way of purchasing put options, which will not limit the upside potential for the gold price.

A Toronto based broker has agreed to act as lead underwriter in connection with an equity offering of not less than US$15 million of Queenstake units comprised of common shares and share purchase warrants.  The offering is subject to completion of due diligence and having senior debt financing of a minimum of US$20 million in place that will be priced in the context of the market.

Westwind Partners Inc. acted as financial advisors to Queenstake for this acquisition and Queenstake has received regulatory approval to issue 1 million common share purchase warrants to Westwind as part of a financial advisory fee entitling Westwind to acquire up to 1 million shares of the Company, exercisable at C$0.20 until May 3, 2004.

Due diligence is underway by both the broker and the financial institution.

CORPORATE DIRECTORY

REGISTERED AND RECORDS OFFICE

Queenstake Resources Ltd.

Suite 200, 204 Lambert Street

Whitehorse, Yukon Y1A 3T2 Canada

EXECUTIVE OFFICE

Queenstake Resources Ltd.

Suite 2940, 999 Eighteenth Street

Denver, CO 80202 USA

Phone:

(303) 297-1557

Fax:

(303) 297-1587

CORPORATE OFFICE

Doris Meyer

712C 12th Street

New Westminster, BC, V3M 4J6 Canada

Phone:

(604) 516-0566

Fax:

(604) 516-0568

E-mail:

info@queenstake.com

LEGAL COUNSEL

Gowling Lafleur Henderson LLP

Suite 2300, Four Bentall Centre

1055 Dunsmuir Street, P.O. Box 49122

Vancouver, BC V7X 1J1 Canada

Anton, Campion, MacDonald, Oyler & Buchan

Suite 200, 204 Lambert Street

Whitehorse, Yukon  Y1A 3T2 Canada

AUDITORS

Staley, Okada & Partners

3rd Floor, 10190 – 152A Street

Surrey, B.C. V3R 1J7 Canada

TRANSFER AGENT

CIBC Mellon Trust Company

1066 West Hastings Street, Suite 1600

Vancouver, BC, V6E 3X1 Canada

www.cibcmellon.com

DIRECTORS AND OFFICERS

Chris Davie

Director and President, Chief Executive Officer

James Mancuso

Director and (Non-Executive) Chairman

Dorian (Dusty) Nicol

Director and Vice President Exploration

Doris Meyer

Vice President Finance, Chief Financial Officer and Corporate Secretary

Gordon Gutrath

Director

Hugh Mogensen

Director

Peter Bojtos, P.Eng.

Director

Grant Edey

Director

TSX - QRL

WEBSITE

www.queenstake.com